Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

CONNECTED TRANSACTION

PROPOSED SUBSCRIPTION OF CAPITAL INCREASE OF CGB

HIGHLIGHTS

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The Transaction: China Guangfa Bank (“CGB”) proposes to issue additional shares in a total amount not exceeding RMB40,000 million in the near future. At the thirty-sixth meeting of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”), the Board reviewed and approved that, to maintain its shareholding percentage in CGB, the Company intends to subscribe for approximately 1,983 million additional shares to be issued by CGB at a price of approximately RMB8.81 per share for a total consideration not exceeding RMB17,475 million (the “Transaction”). The subscription price and subscription amount are subject to adjustment based on the filing price to be determined through the state-owned asset valuation process. Upon the completion of the Transaction, the Company will hold 43.686% shares of the issued share capital of CGB after the capital increase, which remains unchanged from the Company’s shareholding percentage in CGB prior to the Transaction. As of the date of this announcement, interested parties to the Transaction have not entered into any relevant transaction agreements.

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Abstention of Affiliated Persons: At the thirty-sixth meeting of the sixth session of the Board, the Board adopted the Proposal on the Subscription of Capital Increase of CGB by the Company. Affiliated directors Mr. Wang Bin and Mr. Su Hengxuan abstained from voting on this proposal.

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Impact of the Transaction on the Company: Through the Transaction, the Company will maintain its current shareholding percentage in CGB and its significant influence over the board of directors and the management of CGB. The Transaction will help to further deepen the strategic cooperation between the Company and CGB, enhance the comprehensive competitiveness of the Company and expand the business development.

•	Risks of the Transaction: The Transaction involves risks in relation to the industry, the subject matter and approvals.

I.	Summary of the Connected Transaction

CGB proposes to issue additional shares in a total amount not exceeding RMB40,000 million in the near future. At the thirty-sixth meeting of the sixth session of the Board, the Board reviewed and approved that, to maintain its shareholding percentage in CGB, the Company intends to subscribe for approximately 1,983 million additional shares to be issued by CGB at a price of approximately RMB8.81 per share for a total consideration not exceeding RMB17,475 million. The subscription price and subscription amount are subject to adjustment based on the filing price to be determined through the state-owned asset valuation process. Upon the completion of the Transaction, the Company will hold 43.686% shares of the issued share capital of CGB after the capital increase, which remains unchanged from the Company’s shareholding percentage in CGB prior to the Transaction. As of the date of this announcement, interested parties to the Transaction have not entered into any relevant transaction agreements. The Transaction will not cause CGB to become a subsidiary of the Company or affect the scope of the consolidated financial statements of the group (the Company and its subsidiaries).

Commission File Number 001-31914

According to the Listing Rules of Shanghai Stock Exchange (the “SSE Listing Rules”), the Guidelines of Shanghai Stock Exchange for the Implementation of Connected Transactions of Listed Companies and the relevant provisions under other laws, administrative regulations, departmental rules and normative documents, because Mr. Wang Bin, the Chairman of the Board, has been serving as the chairman of the board of directors of CGB, and Mr. Su Hengxuan, an Executive Director of the Company, has been serving as a director of CGB, CGB is regarded as a connected person of the Company under the SSE Listing Rules, and the Transaction constitutes a connected transaction of the Company.

Till the Transaction, there were no other connected transactions of asset or equity acquisition between the Company and CGB in the past twelve months.

The Transaction proposed by the Company is not subject to the approval by the general meeting of shareholders of the Company. The Transaction does not constitute material asset restructuring under the Measures for the Administration of Material Asset Restructuring of Listed Companies.

II.	Background of the Connected Persons

Established in 1988, CGB is one of the earliest-incorporated national joint-stock commercial banks in the People’s Republic of China (the “PRC”). Its registered address is 713 East Dongfeng Road, Yuexiu District, Guangzhou, Guangdong province, and its legal representative is Mr. Yin Zhaojun. As of December 31, 2020, the registered capital of CGB was RMB19,687 million, and the largest shareholder of CGB was the Company, which held 43.686% shares of the issued share capital of CGB. The major shareholders of CGB which held more than 5% shares were the Company, State Grid Yingda International Holdings Group Limited, CITIC Trust Co., Ltd. and Jiangxi Provincial Communications Investment Group Co., Ltd.

As of the end of year 2020, CGB’s network has expanded to 882 branches in 25 provinces (municipalities and autonomous regions), 104 cities above prefectural level in the PRC, the Hong Kong special Administrative Region and the Macau Special Administrative Region that mainly cover developed areas, such as Guandong–Hong Kong–Macao Greater Bay Area, Yangtze River Delta and Bohai Rim. CGB’s main businesses include corporate finance, retail finance and funds operation which keep a steady development. As of December 31, 2020, CGB had audited total assets of RMB3,027,972 million and audited net assets of RMB218,150 million. The audited business income of CGB was RMB80,525 million and the audited net profit of CGB was RMB13,812 million.

Commission File Number 001-31914

III.	Major Terms and Conditions of the Connected Transaction and Performance Arrangement

1.	Subject Matter

The Company proposes to subscribe for some additional shares to be issued by CGB in order to maintain its shareholding percentage in CGB. The number of shares to be subscribed by the Company is approximately 1,983 million, which is subject to adjustment based on the filing price to be determined through the state-owned asset valuation process.

2.	Subscription Price

The Company proposes to subscribe for some additional shares to be issued by CGB at a price of approximately RMB8.81 per share, which is subject to adjustment based on the filing price to be determined through the state-owned asset valuation process. The aforesaid price was offered by CGB to each of its shareholders after considering the audited net assets value of CGB as of December 31, 2020 and premiums to such base value.

3.	Consideration

The total consideration of the Transaction will not exceed RMB17,475 million.

4.	Source of Funds

The Company will use its own funds to fund the Transaction.

As of the date of this announcement, interested parties to the Transaction have not entered into any relevant transaction agreements. The Company will duly perform information disclosure obligations in time upon the execution of relevant transaction agreements.

IV.	Purpose of the Transaction and Impact on the Company

Through the Transaction, the Company will maintain its current shareholding percentage in CGB and its significant influence over the board and the management of CGB. The Transaction will help to further deepen the strategic cooperation between the Company and CGB, enhance the comprehensive competitiveness of the Company and expand the business development.

V.	Risks of the Transaction

1.	Risk in relation to the industry

Impacted by factors such as macroeconomic downturn, the banking industry may face risks including declination of asset quality, slowing of growth speed and decrease in profitability for some time in the future.

Commission File Number 001-31914

2.	Risk in relation to the subject matter

The credit, market, liquidity, reputation and other risks faced by CGB in its own operation may have a certain impact on the subsequent operation performance of CGB, thereby affecting the investment return of the Transaction.

3.	Risk in relation to approvals

The parties to the Transaction need to go through the state-owned asset valuation and filing process and obtain approvals by China Securities Regulatory Commission, China Banking and Insurance Regulatory Commission and other regulatory authorities. There are uncertainties in the completion of the Transaction and the actual subscription amount by the Company.

VI.	Procedures of Review

1. The thirty-sixth meeting of the sixth session of the Board reviewed and adopted the Proposal on the Subscription of Capital Increase of CGB by the Company, approved that the Company subscribes for the allotted shares to be issued by CGB based on the Company’s current shareholding percentage in CGB and the actual amount of the capital to be raised by CGB, the transaction amount of which will not exceed RMB17,475 million,, and authorized the management of the Company to organize and implement all relevant matters. Affiliated Directors Mr. Wang Bin and Mr. Su Hengxuan abstained from voting on this proposal. All of the unaffiliated Directors voted in favor of the Transaction unanimously.

2. All the Independent Directors of the Company reviewed documents pertinent to the Transaction in advance, consulted the management of the Company with respect to certain issues, agreed to submit the matter to the Board for review, and provided the following independent opinion on the Transaction: The Transaction is for valuable and good consideration and is in accordance with the principles of equality and willingness. Terms of the agreement are at arm’s length. No harm to the interest of the Company or to the rights of the independent shareholders is detected. Relevant procedures of the Transaction are in conformity with provisions of applicable laws, regulations and the Articles of Association of the Company.

VII.	Documents Available for Review

1. Resolution of the thirty-sixth meeting of the sixth session of the Board; and

2. Prior approval opinion and independent opinion of Independent Directors on the Transaction.

Board of Directors

China Life Insurance Company Limited

May 26, 2021